UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.

11690 NW 105 Street

Miami, Florida 33178

REQUIRED INFORMATION

PAGE NO.
FINANCIAL STATEMENTS & SUPPLEMENTAL SCHEDULE

• Report of Independent Registered Certified Public Accounting Firm – PricewaterhouseCoopers LLP	2
• Statements of Net Assets Available for Plan Benefits December 31, 2011 and 2010	3
• Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2011 and 2010	4
• Notes to Financial Statements	5
• Supplemental Schedule*: Form 5500, Schedule H, Line 4i:
Schedule of Assets (Held at End of Year)
December 31, 2011	17
• Signature	26

EXHIBIT

• Exhibit Index	27
• Consent of Independent Registered Certified Public Accounting Firm – PricewaterhouseCoopers LLP	28

*	Other supplemental schedules required by Section 2520-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

Ryder System, Inc. 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Ryder System Inc. 401 (k) Savings Plan (the “Plan”) at December 31, 2011 and December 31, 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at end of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP Miami, Florida May 25, 2012

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2011	2010
Assets
Investments (at fair value):
Mutual funds	$371,671,368	$390,031,593
Investment contracts	177,447,841	177,908,029
Common collective trusts	118,123,373	103,971,741
Ryder System, Inc. common stock fund	81,861,984	81,055,963
Short-term money market instruments	5,427,521	1,200,818
Wrapper contracts	289,660	403,193

Total investments	754,821,747	754,571,337
Receivables:
Notes receivable from participants	28,297,779	28,688,180
Employer contributions	379,402	350,350
Participant contributions	276,713	256,319
Other receivables	39,765	49,966

Total receivables	28,993,659	29,344,815

Total assets	783,815,406	783,916,152

Liabilities
Other payables	137,186	148,108

Total liabilities	137,186	148,108

Net assets available for plan benefits (at fair value)	$783,678,220	$783,768,044
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,884,754)	(4,293,308)

Net assets available for plan benefits (at contract value)	$779,793,466	$779,474,736

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2011	2010
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in value of investments	$(10,615,891)	$79,261,976
Dividends	7,924,198	4,302,205
Interest	3,588,638	4,462,183

Net investment income	896,945	88,026,364

Interest income on notes receivable from participants	1,046,326	1,241,729

Contributions:
Employer	23,485,103	20,327,572
Participants	36,899,646	33,513,933
Participant rollovers	8,814,899	2,082,526

Total contributions	69,199,648	55,924,031

Total additions	71,142,919	145,192,124

Deductions from net assets attributed to:
Benefits paid to plan participants	69,576,233	70,675,394
Administrative expenses	1,247,956	1,154,550

Total deductions	70,824,189	71,829,944

Net increase	318,730	73,362,180
Net assets available for plan benefits:
Beginning of year	779,474,736	706,112,556

End of year	$779,793,466	$779,474,736

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan’s trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility

Participation in the Plan is voluntary. In general, all employees on the domestic payroll of Ryder System, Inc. (“Company”) and its subsidiaries that have adopted the Plan are immediately eligible to participate in the Plan. However, the following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions

Participant Contributions

Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, depending on an individual's annual salary level, b) IRS limit of $16,500 for both 2011 and 2010 or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,500 in addition to the IRS limit of $16,500 for the years ended December 31, 2011 and 2010. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty-three investment options and may direct the recordkeeper to transfer among investment options on a daily basis.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Employer Contributions

If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Beginning January 1, 2008, salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible for an enhanced benefit. The enhanced benefit under the Plan provides for: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. Acquired TLC employees will be eligible to participate in the Plan and will be deemed to have met the requirements to be immediately eligible to receive employer matching contributions. The acquired TLC hourly employees will be eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees will be eligible to receive the enhanced benefit available under the Plan. All acquired TLC employees will be fully vested in the employer matching contributions.

On January 29, 2011, the Plan was amended to include a group of employees (STS/FMS employees) acquired through the Scully Transportation Services, Inc. acquisition which was completed on January 28, 2011. Acquired STS/FMS employees will be eligible to participate in the Plan and will be credited with service earned while employed by the Scully companies. Once eligibility for employer matching contributions has been met, this group of employees will be eligible to receive the enhanced benefit (defined above). Additionally, the Plan was amended on July 1, 2011 to include employees (SDS/DCC employees) acquired through the Scully Distribution Services, Inc. acquisition. Acquired SDS/DCC employees will be eligible to participate in the Plan and will be credited with service earned while employed by the Scully companies. Once eligibility for employer matching contribution has been met, this group of employees will be eligible to receive a 30% Company match of participant contributions up to 5% of eligible pay.

The Company may make a discretionary contribution for salaried and non-salaried employees, other than RIL employees. This discretionary contribution is based on the Company’s attainment of specified performance goals. Company contributions will be for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2011 and 2010, the Company did not make any discretionary contributions.

For field hourly employees of RIL, the Company will make a basic contribution of $400 pro-rated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and with allocations of: (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are generally allocated evenly across all eligible accounts. Earnings are currently allocated on a

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2011 and 2010, employer contributions were reduced by $781,487 and $953,086, respectively, from forfeited nonvested accounts. At December 31, 2011 and 2010, forfeited nonvested accounts available to reduce future employer contributions totaled $13,084 and $141, respectively.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a fixed rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid

On termination of service, if a participant’s account balance is greater than $1,000, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $1,000 receive automatic distributions. As of December 31, 2011 and 2010, there were no automatic distributions pending. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. Accordingly, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock are recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants

Notes Receivable from Participants are stated at the outstanding principal balance of the loan plus accrued interest, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2011-04, which amends Accounting Standard Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. This guidance is effective for the Plan's financial statements for the year ended December 31, 2012. The Plan does not anticipate that the adoption of this guidance will have an impact on the Plan’s financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Fair Value Measurements

The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect the Plan’s own assumption about the assumptions a market participant would use in pricing the asset or liability.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. There have been no changes in the methodologies at December 31, 2011 and 2010.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables present the Plan assets that are measured at fair value, on a recurring basis, and the levels of inputs used to measure fair value:

	Fair Value Measurements
	At December 31, 2011
	Level 1	Level 2	Level 3	Total
Description
Mutual funds:
Growth funds	$246,674,279	—	—	$246,674,279
International growth funds	44,530,659	—	—	44,530,659
Index funds	35,399,865	—	—	35,399,865
Fixed income funds	45,066,565	—	—	45,066,565

	371,671,368	—	—	371,671,368
Synthetic guaranteed investment contracts:
Investment contracts	462,330	176,857,171	128,340	177,447,841
Wrapper contracts	—	—	289,660	289,660

	462,330	176,857,171	418,000	177,737,501
Common collective trusts	—	118,123,373	—	118,123,373
Ryder System, Inc. common stock fund	—	81,861,984	—	81,861,984
Short-term money market instruments	5,427,521	—	—	5,427,521

Total investments at fair value	$377,561,219	376,842,528	418,000	$754,821,747

	Fair Value Measurements
	At December 31, 2010
	Level 1	Level 2	Level 3	Total
Description
Mutual funds:
Growth funds	$261,907,816	—	—	$261,907,816
International growth funds	54,879,525	—	—	54,879,525
Index funds	35,080,488	—	—	35,080,488
Fixed income funds	38,163,764	—	—	38,163,764

	390,031,593	—	—	390,031,593
Synthetic guaranteed investment contracts:
Investment contracts	2,234,184	175,381,785	292,060	177,908,029
Wrapper contracts	—	—	403,193	403,193

	2,234,184	175,381,785	695,253	178,311,222
Common collective trusts	—	103,971,741	—	103,971,741
Ryder System, Inc. common stock fund	—	81,055,963	—	81,055,963
Short-term money market instruments	1,200,818	—	—	1,200,818

Total investments at fair value	$393,466,595	360,409,489	695,253	$754,571,337

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1 and 2.

The following tables set forth a summary of the changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2011 and 2010:

	December 31, 2011
	Investment	Wrapper
	Contracts	Contracts	Total
Beginning balance at January 1, 2011	$292,060	403,193	$695,253
Unrealized gains(losses) relating to instruments held at December 31, 2011	4,130	(113,533)	(109,403)
Sales	(21,997)	—	(21,997)
Net transfers out of Level 3	(145,853)	—	(145,853)

Ending balance at December 31, 2011	$128,340	289,660	$418,000

	December 31, 2010
	Investment	Wrapper
	Contracts	Contracts	Total
Beginning balance at January 1, 2010	$617,365	219,781	$837,146
Unrealized losses relating to instruments held at December 31, 2010	—	183,412	183,412
Sales	(241,614)	—	(241,614)
Net transfers out of Level 3	(83,691)	—	(83,691)

Ending balance at December 31, 2010	$292,060	403,193	$695,253

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits.

The following is a description of the valuation methodologies used as well as the level of input used to measure fair value.

Short-term money market instruments: are stated at cost, which approximates fair value. The short-term money market instruments are invested in the Fidelity Interest Income Fund, which is a stable value fund that provides a daily net asset value (NAV). The fund invests in money market funds to provide daily liquidity. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and were therefore classified within Level 1 of the fair value hierarchy.

Synthetic guaranteed investment contracts (“GICs”): are stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying investment contract and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

The investment contract includes a variety of investment grade government and corporate debt securities and cash. The cash is classified within Level 1 of the fair value hierarchy. The government and corporate debt securities are not actively traded and fair values are estimated using bids provided by brokers, dealers or quoted prices of similar securities with similar characteristics or pricing models and have been classified within Level 2 of the fair value hierarchy. The fair value of certain mortgage related securities have been adjusted based on certain security price validations and reviews based on unobservable inputs and therefore were classified within Level 3 of the fair value hierarchy.

Ryder System, Inc. common stock fund: the fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (R) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The Ryder System, Inc. common stock fund is valued at the unit prices established by the funds’ sponsor based on the fair value of the assets underlying the funds. Since the units of the fund are not actively traded, the fair value measurement has been classified within Level 2 of the fair value hierarchy.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The fund’s fair value is measured as the fair value of the ownership interest in the fund. Since the units of the trusts are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 2011 and 2010:

	2011	2010
Ryder System, Inc. common stock fund, 1,524,937 and 1,524,474 shares, respectively	$81,861,984	$81,055,963
Spartan US Bond Index Fund, 3,825,685 shares (1)	45,066,565	—
Fidelity Contrafund, 1,150,161 and 1,245,591 shares, respectively	77,589,869	84,363,852
JP Morgan Equity Income Select Fund, 4,844,799 shares (1)	45,347,322	—
Fidelity Growth Company Fund, 1,355,301 and 1,357,042 shares, respectively	109,630,274	112,838,050
MSF Institutional International Equity Fund, 2,661,630 shares (1)	42,373,148	—
Fidelity Equity Income Fund, 3 and 1,139,321 shares, respectively	114	50,426,346
Fidelity Diversified International Fund, 1,759,254 shares (2)	—	53,041,511

(1)	Investment was not held at December 31, 2010.
(2)	Investment was not held at December 31, 2011.

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2011	2010
Mutual funds	$(14,172,106)	$48,567,580
Common collective trusts	(210,386)	10,859,581
Ryder System, Inc. common stock fund	3,766,601	19,834,815

	$(10,615,891)	$79,261,976

5.	Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan’s investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield earned by the Plan for all investments held by the Interest Income Fund und was approximately 1.8% and 2.3% for the year ended December 31, 2011 and 2010, respectively. The average yields earned by the Plan for all investments held by the Interest Income Fund based on the actual interest rates credited to participants was approximately 1.6% and 2.0% for the year ended December 31, 2011 and 2010, respectively.

6.	Risks and Uncertainties

The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twenty-three participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

7.	Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,524,937 and 1,524,474 shares at December 31, 2011 and 2010, respectively) and recorded dividend income, net realized gains (losses) on sale and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these shares qualify as a party in interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan’s current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party in interest. Fees incurred by the Plan to Fidelity Management Company for

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

investment management and recordkeeping services amounted to $718,535 and $699,496 for the years ended December 31, 2011 and 2010, respectively. These fees are recorded as administrative expenses in the accompanying statements of changes in net assets available for plan benefits.

8.	Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.

9.	Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan submitted a request in January 2011 to the Internal Revenue Service to renew the tax determination letter.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for plan benefits per the financial statements	$779,793,466	$779,474,736
Adjustment for fair value of fully benefit-responsive investment contracts	3,884,754	4,293,308

Net assets available for plan benefits per the Form 5500	$783,678,220	$783,768,044

For purposes of the financial statements, the investment in the Ryder System, Inc. common stock fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2011	2010
Total additions per the financial statements	$71,142,919	$145,192,124
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,293,308)	(2,914,391)
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,884,754	4,293,308

Total income per the Form 5500	$70,734,365	$146,571,041

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	SHORT TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	—	0.187%	**	5,427,521

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:

	INVESTMENT CONTRACTS:
	CASH				462,330
	AT&T CORP	11/15/2013	6.7000%	**	82,223
	AT&T INC	5/15/2016	2.9500%	**	368,234
	ABBEY NATL	11/10/2014	3.8750%	**	434,295
	ALABAMA POWER	12/15/2012	4.8500%	**	173,983
	AMER HONDA	9/20/2013	1.6250%	**	170,808
	APART 2007-1	2/10/2014	5.4300%	**	35,195
	BG ENERGY	10/15/2016	2.8750%	**	205,678
	BHP BILLITON	3/29/2012	5.1250%	**	343,082
	BHP BILLITON FIN	11/21/2014	1.1250%	**	271,009
	BP CAP MKT PLC	12/5/2014	1.7000%	**	363,947
	BNP PARIBAS	12/21/2012	2.1250%	**	185,214
	BALTIMORE G&E	7/1/2013	6.1250%	**	149,158
	BANK AMER	5/1/2013	4.9000%	**	716,445
	BANK AMER	4/1/2015	4.5000%	**	14,646
	BANK AMER FDG	9/1/2015	3.7000%	**	202,726
	BMONT Q	6/28/2013	2.1250%	**	355,777
	BANK OF NY	5/15/2014	4.3000%	**	160,706
	BONY MELLON MTN	11/24/2014	1.7000%	**	507,707
	BANK NOVA SCOTIA	1/22/2013	2.2500%	**	870,134
	BARCLAYS BANK	1/13/2014	2.3750%	**	445,479
	BAXTER INTL	3/15/2013	1.8000%	**	380,459
	BAYC 2004-2 A	8/25/2034	0.7236%	**	24,406
	BERKSHIRE HAT FIN	1/10/2014	1.5000%	**	173,119
	BERK HATH INC	2/11/2013	2.1250%	**	358,854
	COMM 2005-C6	6/10/2044	4.9990%	**	16,444

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	COMM 2005-C6	6/10/2044	0.1358%	**	3,656
	CIBC	9/13/2013	1.4500%	**	156,696
	CARAT 2007-1 B	9/17/2012	5.1500%	**	36,187
	CATERPILR FIN MTN	5/20/2014	1.3750%	**	344,829
	CATERPILR FIN MTN	12/15/2014	1.1250%	**	134,061
	CITIGROUP	5/5/2014	5.1250%	**	179,480
	CITIGROUP	8/12/2014	6.3750%	**	863,706
	CITI FDG FDIC	10/22/2012	1.8750%	**	803,736
	CITIGR FDG FDIC	11/15/2012	1.8750%	**	613,146
	COCA-COLA CO	11/15/2015	1.5000%	**	264,095
	CMMNWLTH BK	3/17/2014	2.1250%	**	170,562
	COMMONWETH MTN	9/17/2014	2.9000%	**	916,065
	CON EDISON NY	4/1/2014	5.5500%	**	187,723
	RABOBANK NL UTREC MTN	1/10/2014	1.8500%	**	779,904
	COVIDIEN INT GLB	10/15/2012	5.4500%	**	293,002
	CSFB 2003-C5 A3	12/15/2036	4.4290%	**	14,592
	CSFB 2003-C4 A3 CSTR	8/15/2036	4.7000%	**	5,650
	CSFB 2005-C4 ASP CSTR	8/15/2038	0.2137%	**	8,301
	CREDIT SUISSE NY	1/14/2014	2.2000%	**	853,393
	DBS BK LTD	5/16/2017	5.1250%	**	406,563
	DEERE J CAPMTN	6/17/2013	1.8750%	**	173,222
	JOHN DEERE CAP	10/4/2013	0.9810%	**	120,670
	DEUTSCHE BK AG	1/11/2013	2.3750%	**	341,307
	DIAGEO CPTL GLB	1/30/2013	5.2000%	**	181,747
	ERP OPERAT LP	10/1/2012	5.5000%	**	89,319
	ENEL FIN INTL	1/15/2013	5.7000%	**	186,447
	EXPORT DEV CANADA	5/15/2014	1.5000%	**	117,733
	FHLM ARM #847126	3/1/2033	2.9060%	**	1,252
	FHLG 15YR #E98688	8/1/2018	4.5000%	**	199,815
	FHLG 15YR #E99205	9/1/2018	4.5000%	**	62,117
	FHLG 15YR #E99833	10/1/2018	4.5000%	**	89,700
	FHLM ARM #847584	1/1/2036	2.5670%	**	17,030
	FHLM ARM #848084	1/1/2035	2.4990%	**	13,482
	FHLM ARM #1J0005	8/1/2035	2.6150%	**	15,937
	FHLG 15YR #G13598	4/1/2020	5.0000%	**	350,669

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	FHLM ARM #1J1228	11/1/2035	2.4150%	**	52,281
	FHLG 10YR #J16393	8/1/2021	3.0000%	**	209,350
	FHLG 10YR #J16442	8/1/2021	3.0000%	**	228,299
	FHLM ARM #1N0063	10/1/2035	3.1350%	**	7,918
	FHLM ARM #1B8477	7/1/2041	3.2050%	**	121,017
	FHLM ARM #1B8533	8/1/2041	2.9830%	**	149,848
	FHLM ARM #1B8556	8/1/2041	2.9970%	**	71,388
	FHLM ARM #1B8608	9/1/2041	3.0810%	**	100,567
	FHLG 15YR #B10931	11/1/2018	4.5000%	**	52,602
	FHLM ARM #848185	8/1/2036	2.7370%	**	29,639
	FHR 2313 C	5/15/2031	6.0000%	**	38,841
	FHLB	5/18/2012	1.1250%	**	311,596
	FNMA	2/26/2013	0.7500%	**	1,070,735
	FNMA	8/28/2014	0.8750%	**	642,090
	FNMA	10/30/2014	0.6250%	**	4,382,008
	FNMA	12/19/2014	0.7500%	**	2,287,638
	FNMA	9/15/2012	4.3750%	**	500,174
	FNMA	10/15/2013	4.6250%	**	233,349
	FHLMC	7/27/2012	1.1250%	**	876,599
	FHLMC	3/28/2013	0.7500%	**	344,589
	FHLMC	7/30/2014	1.0000%	**	2,341,558
	FHLMC	8/27/2014	1.0000%	**	2,279,041
	FHLMC	10/30/2013	0.3750%	**	1,801,228
	FHLMC	11/25/2014	0.7500%	**	8,606,986
	FHLMC	12/29/2014	0.6250%	**	4,431,913
	FNMA 15YR #253633	1/1/2016	6.5000%	**	9,989
	FNMA ARM #AI4358	8/1/2041	3.0200%	**	77,167
	FNMA ARM #AH5259	8/1/2041	2.7450%	**	229,963
	FNMA 10YR #AL0576	9/1/2021	3.0000%	**	473,869
	FNMA 10YR #AL0579	8/1/2021	3.0000%	**	556,974
	FNMA 15YR #545725	6/1/2017	7.0000%	**	25,075
	FNMA 15YR #555532	12/1/2017	7.0000%	**	37,108
	FNMA 20YR #555867	11/1/2023	5.5000%	**	122,710
	FNMA ARM #555923	7/1/2036	2.3210%	**	27,688
	FNMA 15YR #619196	2/1/2016	7.0000%	**	3,607

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	FNMA 15YR #637071	3/1/2017	6.5000%	**	41,433
	FNR 2004-3 HA	7/25/2017	4.0000%	**	26,906
	FNR 2004-15 AB	9/25/2017	4.0000%	**	18,195
	FNR 2008-95 AD	12/25/2023	4.5000%	**	368,758
	FNMA	11/19/2012	4.7500%	**	170,379
	FNMA	12/28/2012	0.3750%	**	1,703,661
	FNMA ARM #695019	2/1/2033	1.8880%	**	4,717
	FNMA ARM #703915	5/1/2033	2.2710%	**	3,522
	FNMA 15YR #725857	11/1/2018	4.5000%	**	40,809
	FNMA 15YR #730721	8/1/2018	4.5000%	**	29,685
	FNMA 15YR #734729	9/1/2018	4.0000%	**	130,011
	FNMA ARM #735011	11/1/2034	2.3690%	**	52,186
	FNMA 15YR #745278	6/1/2019	4.5000%	**	98,280
	FNMA 15YR #745874	7/1/2020	4.5000%	**	56,006
	FNMA ARM #746320	10/1/2033	2.4240%	**	9,176
	FNMA ARM #754672	10/1/2033	1.9600%	**	3,771
	FNMA ARM #755148	10/1/2033	1.9290%	**	8,437
	FNMA ARM #801635	7/1/2034	2.3010%	**	3,932
	FNMA ARM #802852	12/1/2034	2.4270%	**	59,630
	FNMA ARM #815586	3/1/2035	2.4570%	**	3,735
	FNMA ARM #816322	3/1/2035	2.0500%	**	1,449
	FNMA ARM #823810	6/1/2035	2.5930%	**	14,890
	FNMA ARM #826362	7/1/2035	2.3380%	**	79,723
	FNMA ARM #834917	7/1/2035	1.9460%	**	3,568
	FNMA ARM #843013	12/1/2034	1.9210%	**	6,511
	FNMA ARM #847787	10/1/2035	2.1150%	**	10,729
	FNMA ARM #886983	6/1/2036	2.3030%	**	5,718
	FNMA 15YR #888653	7/1/2020	4.5000%	**	46,876
	FNMA ARM #889946	5/1/2035	2.3960%	**	77,153
	FNMA ARM #995017	2/1/2035	2.4690%	**	675,214
	FNMA ARM #995272	5/1/2035	2.4520%	**	5,875
	FNMA ARM #995273	7/1/2035	2.5050%	**	30,797
	FNMA ARM #995414	7/1/2035	2.4490%	**	68,864
	FNMA ARM #995415	10/1/2035	2.3990%	**	229,977
	FNMA ARM #995606	11/1/2036	2.4830%	**	71,075

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	FNMA ARM #995609	4/1/2035	2.5950%	**	32,871
	FNMA 10YR #MA0803	7/1/2021	3.0000%	**	268,001
	FNMA 10YR #MA0833	8/1/2021	3.0000%	**	400,997
	FNMA 10YR #MA0865	10/1/2021	3.0000%	**	608,070
	FNMA 10YR #MA0909	11/1/2021	3.0000%	**	333,772
	FNMA 10YR #MA3892	9/1/2021	3.0000%	**	451,300
	FNMA ARM #AD0066	12/1/2033	2.4730%	**	120,826
	FNMA 15YR #AD0117	10/1/2018	4.5000%	**	891,016
	FNMA ARM #AD0710	11/1/2036	2.4660%	**	11,120
	FNMA ARM #AD0820	3/1/2040	3.4730%	**	120,562
	FNMA ARM #AD1555	3/1/2040	3.6090%	**	148,239
	FNMA ARM #AE0064	5/1/2040	3.7030%	**	251
	FNMA ARM #AE0065	6/1/2040	3.7920%	**	75,772
	FRANCE TELE MTN	7/8/2014	4.3750%	**	254,283
	FRANCE TELECOM	9/16/2015	2.1250%	**	57,832
	FRNK 2007-1 B	2/16/2015	5.1300%	**	93,350
	GEBL 2003-1 A	4/15/2031	0.7151%	**	48,985
	GECMC 2007-C1 XP CSTR	12/10/2049	0.1729%	**	18,081
	GMACC 2004-C2 A2 CSTR	8/10/2038	4.7600%	**	11,504
	GMACC 2005-C1 X2 CSTR	5/10/2043	0.5526%	**	2,576
	GMAC INC FDIC	10/30/2012	1.7500%	**	467,312
	GCOSL 2006-1A NOTE	3/1/2022	5.7200%	**	54,950
	GEN ELEC CAP MTN	9/20/2013	5.4000%	**	624,282
	GE CAP MTN	6/29/2015	3.5000%	**	132,163
	GENERAL ELEC MTN	9/16/2013	1.8750%	**	523,211
	GE CAP CORP	11/9/2015	2.2500%	**	234,842
	GE ELEC CAP CORP	1/7/2014	2.1000%	**	511,584
	GENERAL ELEC	5/9/2016	2.9500%	**	18,593
	GE CAP FDIC MTN	12/28/2012	2.6250%	**	538,726
	GE CAP FDIC GMTN	9/28/2012	2.0000%	**	264,888
	GLAXOSMTH KLINE	5/15/2013	4.8500%	**	106,464
	GOLDMAN SACHS MTN	8/1/2015	3.7000%	**	14,929
	GOLDMAN SACH GLB	10/15/2013	5.2500%	**	117,597
	GOLDMAN SAC GRP	2/7/2016	3.6250%	**	245,226
	HSBC BANK	5/24/2016	3.1000%	**	351,207

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	ING BANK NV	10/18/2013	2.0000%	**	255,034
	IBM CORP	7/22/2016	1.9500%	**	246,005
	JPMC CO MTN	6/1/2014	4.6500%	**	924,219
	MANUFTRS & TRD	4/1/2013	2.0810%	**	397,934
	MVCOT 2005-2 A	10/20/2027	5.2500%	**	26,325
	MVCOT 2006-2A A	10/20/2028	5.3620%	**	22,343
	MVCOT 2006-2A B	10/20/2028	5.4420%	**	6,137
	MVCOT 2006-2A C	10/20/2028	5.6910%	**	2,442
	MASSMUTUAL GL	7/16/2012	3.6250%	**	103,173
	MASSMUTUAL GLBL FRN	1/14/2014	0.9515%	**	290,531
	MERCK & CO INC	1/15/2016	2.2500%	**	178,201
	MERRILL LYNCH	7/15/2014	5.4500%	**	107,783
	MLMT 2005-MKB2 XP CSTR	9/12/2042	0.2191%	**	1,626
	METROPOLITAN MTN	1/11/2013	2.5000%	**	350,195
	MET LIFE GLBL 2.5	9/29/2015	2.5000%	**	303,694
	MONUMENTAL GLBL	4/22/2013	5.5000%	**	63,120
	MSC 2004-TOP13 X2 CSTR	9/13/2045	0.8397%	**	889
	MORGAN STANLEY	7/28/2014	2.8750%	**	196,543
	MORGAN STANLEY	5/13/2014	6.0000%	**	305,367
	MSC 2007-IQ13 A1	3/15/2044	5.0500%	**	5,226
	NCUA GTD NTS MA	6/12/2015	1.4000%	**	243,295
	NATLAUST BK	11/16/2012	2.3500%	**	452,169
	NY LIFE	12/14/2012	2.2500%	**	273,878
	NYLIFE GLB	5/9/2013	4.6500%	**	295,469
	NORDEA BK AG	10/4/2013	1.7500%	**	255,191
	NEF 2005-1 A5	10/30/2045	1.1747%	**	128,433
	PECO ENERGY MTN	10/15/2013	5.6000%	**	196,725
	PNCFUND MTN	2/8/2015	3.6250%	**	198,085
	PNC FUND CORP MTN	5/19/2014	3.0000%	**	281,688
	PACIFIC GAS & ELEC	12/1/2013	6.2500%	**	175,733
	PHILIP MOR	5/16/2013	4.8750%	**	73,241
	PHILIP MORS INT	5/16/2016	2.5000%	**	269,717
	PROCTER & GAMBLE	8/15/2014	0.7000%	**	362,753
	ROYAL BK CANADA	1/15/2014	1.1250%	**	342,568
	ROYAL BK CANADA	10/30/2014	1.4500%	**	231,791

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	ROYAL BK SCOT	8/25/2014	4.8750%	**	199,132
	ROYAL BK SCT	3/30/2012	1.5000%	**	451,383
	SBC COMM GLBL	9/15/2014	5.1000%	**	177,540
	SVOVM 2005-A A	2/20/2021	5.2500%	**	28,524
	SANOFI AVENTIS	3/29/2016	2.6250%	**	194,184
	SANOFI	9/30/2014	1.2000%	**	123,334
	SANTANDER US	1/18/2013	2.4850%	**	196,958
	SHELL INTL MTN	3/25/2013	1.8750%	**	358,299
	SIMON PROPERTY	5/30/2013	5.3000%	**	147,321
	STATE ST CORP	5/30/2014	4.3000%	**	268,524
	LLL 1997-LLI D	10/12/2034	7.1500%	**	33,205
	SUMITOMO BK	1/14/2014	1.9500%	**	265,425
	SVENSKA MTN	9/14/2012	2.8750%	**	661,719
	TARGET CORP	7/18/2014	1.1250%	**	86,068
	TORONTO DOMINI	7/14/2014	1.3750%	**	448,051
	TOTAL CAP CDA	1/28/2014	1.6250%	**	174,053
	TOYOTA MOT CRD	11/17/2014	1.2500%	**	271,957
	TRANSCAPIT	3/5/2014	5.6700%	**	343,125
	USAA CAPITAL	9/30/2014	1.0500%	**	205,091
	UNCREDIT LUX	1/13/2017	5.5840%	**	308,068
	US BANCORP	3/4/2015	3.1500%	**	90,781
	US BANCORP MTN	9/13/2013	1.3750%	**	162,666
	US BANK CORP MTN	11/15/2016	2.2000%	**	293,880
	USTN	8/15/2015	4.2500%	**	17,242
	USTN	9/30/2014	2.3750%	**	3,916,082
	USTN	2/15/2013	1.3750%	**	2,181,656
	USTN	4/30/2015	2.5000%	**	182,186
	USTN	5/31/2012	0.7500%	**	11,280,292
	USTN	5/31/2015	2.1250%	**	4,231
	USTN	7/15/2014	0.6250%	**	10,066,564
	USTN	7/31/2013	0.3750%	**	9,026,232
	USTN	6/30/2013	0.3750%	**	32,164,545
	USTN	8/15/2014	0.5000%	**	9,120,590
	USTN	9/15/2014	0.2500%	**	8,102,631
	USTN	9/30/2016	1.0000%	**	581,557

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
	USTN	11/30/2013	0.2500%	**	12,304,472
	USTN	11/30/2016	0.8750%	**	488,932
	VF CORP FRN	8/23/2013	1.2450%	**	108,331
	VERIZON COM INC	4/15/2013	5.2500%	**	218,617
	VERIZON COM	3/28/2014	1.9500%	**	266,709
	VERIZON WIRELESS	2/1/2012	5.2500%	**	198,912
	VERIZON WIRELESS	2/1/2014	5.5500%	**	554,847
	WBCMT 2005-C18 XP CSTR	4/15/2042	0.3100%	**	2,380
	WBCMT 2007-C30 XP CSTR	12/15/2043	0.4372%	**	47,441
	WALMART STORES MTN	5/15/2014	3.2000%	**	254,473
	WAL MART STORES	4/15/2016	2.8000%	**	279,482
	WELLS FARGO	10/1/2014	3.7500%	**	106,523
	WELLS FARGO MTN	4/15/2015	3.6250%	**	197,221
	WELLS FARGO	1/31/2013	4.3750%	**	531,230
	WESTPAC BANK CORP	8/2/2013	2.1000%	**	95,747
	WESTPAC BK CORP	12/9/2013	1.8500%	**	306,674
	WYETH	2/1/2014	5.5000%	**	105,213
	YALE UNIV MTN	10/15/2014	2.9000%	**	159,732

	Total Investment Contracts				177,447,841

	WRAPPER CONTRACTS:
*	AIG Financial Products Corp, ACT/944674	evergreen	1.74% contract	**	—
*	JP Morgan Chase Bank, ACT/ARYDER-2-07	evergreen	1.85% contract	**	132,881
*	Monumental Life Ins. Co. ACT/MDA00794TR	evergreen	1.77% contract	**	6,758
*	Rabobank Nederland, ACT/RYD040701	evergreen	1.93% contract	**	113,187
*	State Street Bank and Trust Company, ACT/107035	evergreen	1.80% contract	**	36,834

	Total Wrapper Contracts				289,660

	Total Synthetic Guaranteed Investment Contracts				177,737,501

	MUTUAL FUNDS:
*	Fidelity Equity Income Fund		3 shares	**	114
*	Fidelity Contrafund		1,150,161 shares	**	77,589,869
	Spartan U.S. Bond Index		3,825,685 shares	**	45,066,565
	Spartan 500 Index Inst.		483,360 shares	**	21,509,512

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
*	Fidelity Growth Company Fund		1,355,301 shares	**	109,630,274
*	ING Small Cap Opps		350,651 shares	**	14,106,700
*	MFS Inst. International Equity		2,661,630 shares	**	42,373,148
*	JPMorgan Equity Income		4,844,799 shares	**	45,347,322
	Spartan Extended Market Index		391,719 shares	**	13,890,353
	Spartan International Index		72,521 shares	**	2,157,511

					371,671,368

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle 2000 Commingled Pool		447,751 units	**	4,844,663
*	Pyramis Index Lifecycle 2005 Commingled Pool		106,535 units	**	1,137,790
*	Pyramis Index Lifecycle 2010 Commingled Pool		575,360 units	**	6,179,370
*	Pyramis Index Lifecycle 2015 Commingled Pool		1,352,009 units	**	14,277,216
*	Pyramis Index Lifecycle 2020 Commingled Pool		1,934,113 units	**	19,553,880
*	Pyramis Index Lifecycle 2025 Commingled Pool		1,935,095 units	**	19,428,349
*	Pyramis Index Lifecycle 2030 Commingled Pool		1,886,120 units	**	17,955,862
*	Pyramis Index Lifecycle 2035 Commingled Pool		1,319,513 units	**	12,443,011
*	Pyramis Index Lifecycle 2040 Commingled Pool		1,070,505 units	**	9,955,692
*	Pyramis Index Lifecycle 2045 Commingled Pool		876,531 units	**	8,160,504
*	Pyramis Index Lifecycle 2050 Commingled Pool		438,016 units	**	4,029,748
*	Pyramis Index Lifecycle 2055 Commingled Pool		16,822 units	**	157,288

					118,123,373

*	Ryder System, Inc. Common Stock Fund		3,700,813 units	**	81,861,984

	Total investments per net assets available for plan benefits				754,821,747
*	Notes receivable from participants	maturing thru 2027	3.25% - 9.5%		28,297,779

	Investments at Fair Value				$783,119,526

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC.
401(k) SAVINGS PLAN

Date: May 25, 2012	By:	/s/ Gregory F. Greene
Gregory F. Greene
Executive Vice President and Chief Administrative Officer

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm – PricewaterhouseCoopers LLP